SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration Under
             Section 12(g) of the Securities Exchange Act of 1934 or
              Suspension of Duty to File Reports Under Sections 13
                and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 0-20913

                       TELEPORT COMMUNICATIONS GROUP INC.
         Teleport Communications Group Inc. Employee Stock Purchase Plan
      Teleport Communications Group Inc. 1997 Employee Stock Purchase Plan
           Teleport Communications Group Inc. Retirement Savings Plan
             (Exact name of registrant as specified in its charter)

                                 437 Ridge Road
                              Executive Building 3
                            Dayton, New Jersey 08810
                                 (732) 392-2000
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 Class A Common Stock, par value $.01 per share
              Participation interests in the above-referenced Plans
            (Title of each class of securities covered by this Form)

                                      None
              (Titles of all other classes of securities for which
                  a duty to file reports under Section 13(a) or
                                 15(d) remains)

          Please place an X in the box(es) to designate the appropriate
             Rule provisions relied upon to terminate or suspend the
                              duty to file reports:

          Rule 12g-4(a)(1)(i)  (X)       Rule 12h-3(b)(1)(ii) ( )
          Rule 12g-4(a)(1)(ii) ( )       Rule 12h-3(b)(2)(i)  ( )
          Rule 12g-4(a)(2)(i)  ( )       Rule 12h-3(b)(2)(ii) ( )
          Rule 12g-4(a)(2)(ii) ( )       Rule 15d-6           ( )
          Rule 12h-3(b)(1)(i)  (X)

                Approximate number of holders of record as of the
                         certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Teleport Communications Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: July 23, 1998               By: /s/ Wayne G. Fox
                                      ------------------------------------
                                      Name:   Wayne G. Fox
                                      Title:  Vice President and Treasurer